SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nord Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

655555 10 0
(CUSIP Number)

Ross J. Beaty
1550 – 625 Howe Street
Vancouver, British Columbia, Canada
V6C 2T6
(604) 684-1175
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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(1)		Name of Reporting Person Ross J. Beaty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).	☐
(6)		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 34,943,835
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 34,943,835
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 34,943,835
(12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)		Percent of Class Represented by Amount in Row (11) 30.4%
(14)		Type of Reporting Person (See Instructions) IN

CUSIP No. 655555 10 0	13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Statement”) is being filed on behalf of Ross J. Beaty relating to the common stock, par value $0.01 per share (the "Common Stock"), of Nord Resources Corporation, a corporation existing under the laws of Delaware (the "Issuer"). This Statement amends and supplements the initial statement on Schedule 13D filed on November 13, 2009 (the “Original Statement”). The Original Statement is hereby amended and supplemented as follows.

Item 3.            Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

The 34,250,000 common stock purchase warrants held by Mr. Beaty, previously disclosed in the Original Statement, expired on June 4, 2012 unexercised.

On July 24, 2012, Mr. Beaty acquired, through his wholly-owned holding company, 864930 B.C. Ltd. (the “Holding Company”), a 15% Convertible Note of the Issuer (the “Convertible Note”) in the aggregate amount of $25,000 in exchange for a loan of $25,000 to the Issuer. The Convertible Note, including any interest accrued, is convertible at any time up to June 30, 2013 at an exercise price of $0.04 per share of Common Stock, for a fully diluted total as of April 17, 2013 of 693,578 underlying shares of Common Stock.

Item 5.            Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(a)     As of the date hereof, Mr. Beaty beneficially owns the aggregate number and percentage of outstanding Common Stock set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Stock

Ross J. Beaty	34,943,835	30.4%

The percentage of outstanding Common Stock in the table above is based on 114,944,800 shares of Common Stock outstanding as of December 31, 2012 (on a weighted average, assuming the non-exercise of certain outstanding options, warrants and other rights to acquire shares of Common Stock).

(b)     Mr. Beaty, through the Holding Company, has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 34,943,835 shares of Common Stock.

(c)     Not applicable.

CUSIP No. 655555 10 0	13D	Page 4 of 5 Pages

(d)     Not applicable.

(e)     Not applicable.

CUSIP No. 655555 10 0	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18 , 2013

By:	/s/ Ross J. Beaty
Ross J. Beaty